Filed by CB Financial Services, Inc. (Commission File

No. 001-36706)

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the

Securities Act of 1934
Subject Company: First West Virginia Bancorp, Inc.

The following is a transcript of a conference call that was conducted on November 17, 2017.

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act, relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of CB Financial Services, Inc. ("CB") and First West Virginia Bancorp, Inc ("First West Virginia"). Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “will,” “should,” “project,” “goal,” and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. In addition to factors previously disclosed in CB’s reports filed with the Securities and Exchange Commission ("SEC") and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by CB’s and First West Virginia’s stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the respective businesses of CB and First West Virginia or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of CB products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. CB and First West Virginia undertake no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this communication.

Additional Information About the Merger and Where to Find It

CB will file a registration statement with the SEC under the Securities Act of 1933, as amended. The registration statement will include a joint proxy statement/prospectus and any other relevant documents filed with the SEC in connection with the proposed merger. CB AND FIRST WEST VIRGINIA STOCKHOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents CB will file with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov). In addition, investors and stockholders may obtain free copies of the documents from the CB website at www.communitybank.tv under the tab “About Us—Investor Relations” and then the link “SEC Filings.”

Participants in the Solicitation

CB, First West Virginia and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CB and First West Virginia in connection with the proposed merger. Information about the directors and executive officers of CB is set forth in the proxy statement for the CB 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 12, 2017. Information about the directors and executive officers of First West Virginia will be included in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the joint proxy statement/prospectus and other relevant documents regarding the proposed merger to be filed with the SEC when they become available.

This communication does not constitute an offer of any securities for sale. The shares of common stock of CB are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

NOVEMBER 17, 2017 / 10:00AM EST, CBFV - CB Financial Services, Inc. Investor Call

CORPORATE PARTICIPANTS

Barron P. McCune CB Financial Services, Inc. - Vice Chairman, CEO and Community Bank - Vice Chairman and CEO

Kevin D. Lemley CB Financial Services, Inc. - CFO and Executive VP

Patrick G. O'Brien CB Financial Services, Inc. - President and Director

Ralph Burchianti CB Financial Services, Inc. - EVP of Credit Administration

William G. Petroplus First West Virginia Bancorp, Inc. - Chairman, CEO and President

CONFERENCE CALL PARTICIPANTS

Michael Anthony Perito Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Shanon Chase FIG Partners

Unidentified Participant

PRESENTATION

Barron P. McCune - CB Financial Services, Inc. - Vice Chairman, CEO and Vice Chairman & CEO - Community Bank

Good morning, everyone. Good morning, this is Pat McCune, CEO of Community Bank. We're starting our investor call following our announcement yesterday of our transaction with First West Virginia. I am in the Ralph J. Sommers Operations Center in Waynesburg, along with Kevin Lemley, our CFO, and Ralph Burchianti, who is our Chief Credit Officer. We are joined by Pat O’Brien, the President of Community Bank; and Bill Petroplus, the CEO and President of Progressive Bank, although they are in Wheeling. This morning, a number of Community Bank representatives went to Wheeling to personally address the employees of Progressive Bank to further explain the transaction and to assure them that this combination is going to be a success and in their interest as well.

Before I start, I'm obligated to remind everybody that all listeners are cautioned regarding forward-looking statements and other legal disclosures included on the second page of the presentation, and that presentation is the investor presentation that can be found on the Community Bank website, www.communitybank.tv, in the Financial Highlights and Press Releases section. It can also be found with the 8-K, which has been filed.

But to continue, all forward-looking statements discussed during this call are based on management's current beliefs and assumptions and speak only as of the date and time they are made. We do not undertake to update such forward-looking statements. Investors are urged to read the proxy statement and other relevant materials related to the merger when they become available as they will contain important information about CB Financial Services, First West Virginia and the merger.

Having done that, I'd like to make some comments about Community Bank and Progressive and the transaction, and then ask Pat O'Brien to give his comments and briefly review the investor deck.

So I'm presuming that most probably all of the people on the call are familiar with CB Financial Services and Community Bank and to some extent, with First West Virginia and Progressive Bank. For those of you who know us, you'll recall we're a 116-year-old independent, locally managed, full-service commercial bank. Our primary market is south of Pittsburgh, although we do business throughout the tri-state area, and we specialize in business relationships. Although, we have an active mortgage lending program and consumer lending program as well.

We've been aware of and interested in and friendly with Progressive Bank for many years. I can remember visiting Dick Dlesk 20 years ago. I know Pat O'Brien can tell a similar story. We are delighted to have the opportunity to bring Progressive Bank into the family. Progressive is another classic, independent, full-service bank, and the rationale for the transaction is evident. Progressive has a significant market share in an important market, the Ohio Valley and West Virginia, which is poised for a resurgence of economic growth, in particular as driven by the Marcellus and Utica shale. And I'm sure many of you have seen many exciting announcements about the future of West Virginia and the resurgence of manufacturing and other activities associated with natural gas.

NOVEMBER 17, 2017 / 10:00AM EST, CBFV - CB Financial Services, Inc. Investor Call

Progressive, of course, has an enviable low-cost, core deposit. We on the other hand have a capability to lend into the local commercial businesses and look forward to redeploying many of the deposits that Progressive brings to the table over the next several years as we continue to refine our expertise in business relationships.

We're very excited to think that Community Bank with Progressive in the family will become a $1.25 billion bank with 24 offices in 3 states and with a market cap that certainly would make us eligible, we would hope, for the Russell 2000 Index at some point.

So everyone, certainly in the Community Bank camp and the Progressive camp, that I've spoken with, and then the investors and friends of both banks that I've talked to in the last 24 hours are uniformly excited about and praising this transaction. So I'd like now to turn it over to Pat O'Brien. As many of you know, Pat is an outstanding banker and community leader with a long and meaningful connection with the Ohio Valley.

I'll let him talk about his history with Wheeling and the Ohio Valley, and it's just one more reason why this transaction makes absolute sense. With that, Mr. O'Brien, would you please tell us a little bit more about our transaction?

(technical difficulty)

Pat, are you there? Jessica? Do you think there's a problem? For those of you who may have heard that, we have a little bit of miscommunication with regard to Pat's access, who will be on the line shortly, I'm sure.

Operator

And sir, your line is open.

Patrick G. O'Brien - CB Financial Services, Inc. - President and Director

Good morning. This is Pat O'Brien, can you hear me now?

Barron P. McCune - CB Financial Services, Inc. - Vice Chairman, CEO and Community Bank - Vice Chairman and CEO

Yes, Pat. I can hear you.

Patrick G. O'Brien - CB Financial Services, Inc. - President and Director

Okay. Great. Thank you, Pat, and thank you for that introduction. Good morning to everybody that is listening in. We truly appreciate your time and your interest in the transaction that you saw announced last evening. It truly is a transformational transaction for CBFV. I joined in with Pat in just being very excited to have Bill Petroplus and Progressive Bank joining together with us in the very near future. To guide my comments with you today, I'd like to use the investor deck that was embedded in the 8-K that was sent out last night. And so if you are looking at that, I'm looking at page 2, just to talk about the transactional rationale for a few moments.

It's an attractive expansion into the Ohio River Valley. And you'll see the highlights there. First West Virginia is the fifth largest deposit market share in the Wheeling, West Virginia MSA. So a good sizable chunk of deposits, $285 million worth and at a very low cost, which is very attractive to us. And I will drive into a little bit more detail in that in a few moments.

First full year earnings per share accretion somewhere around 15%. It certainly improves core funding and liquidity profile for CBFV. Again, of those deposits, 80% are non-time, about 40% are transactional. Total costs of deposits, again, a very attractive 23 basis points, that's as of September 30. And more than -- together, more than $1 billion in combined deposits with a weighted average cost of 35 basis points. So together, it's a very low-cost, sticky relational group of deposits that we have.

NOVEMBER 17, 2017 / 10:00AM EST, CBFV - CB Financial Services, Inc. Investor Call

As far as market familiarity, Pat mentioned that I do have a long history in the Ohio Valley market. I live in Washington County, Pennsylvania, which is just to the east southwestern corner of Pennsylvania bordering the Ohio Valley or the panhandle of West Virginia. I worked for Wheeling National Bank, which was purchased by WesBanco in the 2002 to 2003 range. So I worked in the Ohio Valley from 1999 through 2005. And so I have a familiarity with the customer base here, with the communities and with several of the employees of Progressive as well because of that time spent.

Just on a personal note, all 3 of my children were born in Wheeling, West Virginia at Ohio Valley Medical Center. And 2 of my children graduated from Wheeling Central Catholic. So both professionally and personally, I have a very long tie and familiar tie with the Ohio Valley market.

Again, I mentioned contiguous -- the fact that Ohio River Valley and our core market at CBFV are contiguous. So it's a very natural expansion. And another thing that gets us very excited about this transaction is the renewed economic development that's occurring in the Panhandle of West Virginia and Eastern Ohio, because of the Marcellus and Utica Shale plays. A couple of things that are on the horizon, we feel that will be transformational for this market are the proposed PTT Global Chemical cracker plant in Belmont County, Ohio. Belmont County is the county that borders Wheeling, West Virginia separated by the Ohio River. So it's right on the other side of the river and will actually have a branch in Belmont County in this transaction.

And then most recently, just last week, there was an announcement of approximately an $84 billion investment coming into the total state of West Virginia from China Energy. And we understand that those investments will have a significant impact in Brooke County, which is the county just north of Ohio County, which is where Wheeling is. And we will have an office in Brooke County, which is where -- in Wellsburg, West Virginia.

Going to that next page of the PowerPoint, which is page 3, just a little bit about Progressive Bank. A 105 year-old institution, headquartered in Wheeling, West Virginia. Again, it's the #5 community bank in deposit market share and those costs of deposits are very, very low cost. In addition, there's been some recent loan growth within Progressive Bank driven by Bill Petroplus and his team, and some of that is into the very progressive market of Morgantown, West Virginia. Now Morgantown, West Virginia is not in the Ohio Valley. But if you're looking at the map in the chart, it's just south of our core market of Greene County in Waynesburg, Pennsylvania. So it's a natural progression for our bank south, along the Interstate 79 corridor, again, into Morgantown, West Virginia, which is where West Virginia University is located.

As you look at the financial highlights on page 3, you'll be able to see some of the information about Progressive Bank, about a $350-million bank with $100 million in loans and about $285 million in deposits. Net interest margin, ROA, ROE and efficiency ratio are all listed there as well. In addition, a good strong asset quality number that First West Virginia has as well.

Going to that next page, which is page 4, just drives down a little bit more deeply into the information I just gave you. But if you are looking at the map, and I do enjoy maps, you will see in southwestern Pennsylvania, just south of Pittsburgh, as Pat said, all of the blue dots representing branch locations of Community Bank. And just to the west of us, right along the Ohio River, the red dots represent the Progressive Bank locations. So a very logical market for us to be able to move into. It's one we know. It's one we can get to in a half an hour's drive, and the people of the panhandle of West Virginia are a whole lot like the people of Southwestern Pennsylvania. So we think our culture is merged quite well.

As you flip on to page #5, just a little bit more granular information about the low-cost deposit base. You can see on cost of funds section versus peers, again, this is page 5 of the PowerPoint, you will see in the solid red line, the cost of funds of Progressive Bank, and how they've continued to go down during a time when short-term interest rates have gone up, which is very positive. And in the gray line, you can see the peer median. During that time, peers' cost of funds have risen, a very positive thing for us as we bring our banks together.

Again, 7 branch locations are right along the Ohio River and 1 in Buckhannon, West Virginia. And of those 7 locations in the Ohio River Valley, again, 6 of those are in West Virginia and 1 is right across the river in Belmont County in Bellaire, Ohio, again, very close to that proposed PTT cracker plant that we are hopeful will be formally announced in the near future.

Looking down the deposit portfolio details, again, it reiterates the value of the deposits that we're getting in this transaction.

As you look at page 6 of the PowerPoint, you can look at some pro forma numbers that show, again, the positive rationale of our banks merging ourselves together. On the loan side, it's not a huge contribution, about $100 million in loans, and you can look at the pro forma, where residential

NOVEMBER 17, 2017 / 10:00AM EST, CBFV - CB Financial Services, Inc. Investor Call

real estate loans do expand to 34.8% of our portfolio. However, as we've analyzed that portfolio, much of that is in 10/1 ARM loans, again, loans that would -- the rates would adjust after 10 years and go into 1-year adjustable rate mortgages. So we don't anticipate that we're taking on much interest rate risk with those residential mortgage loans that are coming into our books. And then, again, down at the bottom, very -- it emphasizes the deposit mix, which remains very strong with a lot of transactional accounts and the combined cost of deposits at 35 basis points, which again is a positive base for us to move and continue to lend against.

As you flip to page 7, you'll be able to see that summary of the terms of the transaction. The exchange ratio of stock is 0.9583 shares of CBFV common stock or $28.50 based on cash elections for First West Virginia shareholders. And that consideration mix is 80% stocks, 20% cash, transaction value $49 million, price to tangible book value at 1.53x. And after the transaction occurs, First West Virginia shareholders will own approximately 24% of the combined bank -- combined company. We are going to have 3 board seats available for First West Virginia board members. One of whom will be Bill Petroplus, Chairman, President and CEO of the company, and has served on that Board since 1986. So he is embedded in the Ohio Valley community, embedded in the history of this bank and will be a very valuable member to us as we go forward. We haven't chosen the other 2 [directors] yet, but we will be looking for the same kind of attributes in those board members to be able to complement the combined board of the company as we move ahead together that will help us further the market share of Community Bank in the Ohio Valley market.

We still need approvals that we will work on over the next few months. We need approval from both the First West Virginia shareholders as well as the CBFV shareholders and the normal regulatory approvals from the FDIC and the state.

You'll see on page 8, a summary of the assumptions and impact. There's a 37% noninterest expense save that we put into the model. We spent extensive time examining that and feel that it's a very attainable number in that time frame that's outlined, which is 65% phased-in during 2018 and then 100% very shortly thereafter. Big challenge in loan growth, but we feel very confident in our ability to do that both in the Ohio Valley, where we're going to ramp up a lending team that will be able to go after it in the way that Community Bank does, leading with commercial loans and doing a very good job in mortgage and consumer lending as well, while we continue to deploy these low-cost deposits in the very vibrant Pittsburgh market, Allegheny County, Beaver, Butler County as well as our core markets of Washington, Greene, Fayette and the Mid Mon Valley area as well.

You would notice, those who follow us, we are continuing to push into the Greater Pittsburgh market. We hired a commercial lender last year, who has had great success, and we will continue to look for ways to expand our lending presence in the Greater Pittsburgh market.

You'll see the other details of the transaction as the bullet points go down on page 8. But over in the transactional impacts, just to hit those highlights quickly with you, 2018 earning per share, we view it to be 0.5% accretive. And then as you move into 2019, an attractive 15% accretive. Tangible book value impact about 12% diluted, earnback about 4.5 years, internal rate of return 25% including the loan leverage, 15% excluding and then, tangible common equity to tangible assets approximately 8.1%. So we think it's an attractive transaction in that respect.

As you go on through, you'll also see the valuation from a discount relative to pro forma peers. Again, attractive from that perspective, particularly, I'd call your attention to the bottom right-hand corner, the price to tangible book value, Community Bank is trading at 1.62x, exchange traded peers roughly right in that same value -- valuation area as well.

In addition, for our shareholders, a 3.2% dividend yield, peer median about 1.8%. So our dividend ratio continues to be one that's very strong for our investors.

So that's a quick high level view of the transaction going through the PowerPoint. Pat, Kevin, and Ralph, maybe turn it back over to you for any additional color to the PowerPoint presentation or anything else.

Barron P. McCune - CB Financial Services, Inc. - Vice Chairman, CEO and Community Bank - Vice Chairman and CEO

Thank you, Pat. Good job. And this investor deck can be found on the Community Bank website as well. And again, I just wanted to identify and congratulate and thank Bill Petroplus for his leadership during this transaction. I thought he did a great job for his bank and protecting his people, and we look forward to working with him on the combined bank to build that market share in the Ohio Valley and elsewhere.

NOVEMBER 17, 2017 / 10:00AM EST, CBFV - CB Financial Services, Inc. Investor Call

With that, we'll open it up to questions. Jessica, would you please allow any questions to come through?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And you do have a question, caller, please ask your question.

Unidentified Participant

This is [Doug Eaton]. Can you hear me?

Barron P. McCune - CB Financial Services, Inc. - Vice Chairman, CEO and Community Bank - Vice Chairman and CEO

Doug. Good morning, yes, we can hear you.

Unidentified Participant

First of all, congratulations and look forward to working closely with the Progressive Bank leadership team on the integration. A couple of financial questions, then I have a few strategic questions as well that maybe you won't have the full picture of yet, but maybe you can provide some color on. From a financial perspective, am I doing the math correctly that with about $40 million of purchase price being in stock, this would add about 1.3 million, 1.4 million additional shares to be outstanding?

Barron P. McCune - CB Financial Services, Inc. - Vice Chairman, CEO and Community Bank - Vice Chairman and CEO

That's correct, Doug.

Unidentified Participant

Okay. And how are we funding the additional 20% of the purchase price is in cash? How is that being funded?

Barron P. McCune - CB Financial Services, Inc. - Vice Chairman, CEO and Community Bank - Vice Chairman and CEO

We have sufficient cash on hand to accomplish that.

Unidentified Participant

Okay. So paying cash for the 20% and then issuing additional stock, which will be about 25% diluted -- dilutive to the current -- to the current amount, which is about $4.1 million. So is that about that right?

Barron P. McCune - CB Financial Services, Inc. - Vice Chairman, CEO and Community Bank - Vice Chairman and CEO

Yes.

NOVEMBER 17, 2017 / 10:00AM EST, CBFV - CB Financial Services, Inc. Investor Call

Unidentified Participant

Okay. And then the dividend yield that Pat O'Brien was just referring to of 3.2%, is that based on the current $0.88 a share because CB has been trading above $30, it's closer to 2.9%. So I just wasn't sure how the dividend yield was being calculated in the investor presentation?

Barron P. McCune - CB Financial Services, Inc. - Vice Chairman, CEO and Vice Chairman & CEO - Community Bank

Yes. That was calculated versus the price of the stock when that was done. And as the stock goes up, the calculation you've done is probably correct today.

Unidentified Participant

Okay. Okay. And finally, there has been some appreciation to CBFV, of late. The -- are there -- I saw the plans, when Pat O'Brien went through the slide deck, I saw about $3 million of maybe some cost overlap. Is that kind of corporate redundancies, not having 2 corporate operations and maybe redeploying people into different areas -- I saw that the efficiency ratio in one of the slides was 82.3%. I'm assuming that part of the plan is to get that a bit lower?

Patrick G. O'Brien - CB Financial Services, Inc. - President and Director

Yes. I'll hit that one, Pat. Doug, good morning. You are exactly right. There are a number of redundancies that we've already identified from a standpoint of the operations. Some of those will be within the systems that are duplicated. We're on Fiserv. They are on Jack Henry. We will, obviously, combine that together, there will be savings there and a number of other operational and system savings. And then, as everybody would expect, there are redundancies with people with FTE, and so we're driving those expense saves on that side as well. We don't know them all granularly yet. That's part of our process that we're beginning today in the branches and within the corporate center of Progressive Bank, but that's where those cost saves will be derived.

Unidentified Participant

Okay. That's helpful, Pat, I appreciate it. And then, as far as Exchange Underwriters, I know that the insurance operations and all the great cross-sell activities to date in Pennsylvania, have you thought about -- I mean, it maybe a little early, but will there be a similar approach to hire licensed insurance agents in West Virginia, maybe on the Ohio side of it too just to make sure -- to cross-sell to the current Progressive Bank customers and benefit from that as well?

Patrick G. O'Brien - CB Financial Services, Inc. - President and Director

Sure. Doug, that's a great question. And for those listening in, Community Bank owns a full-service insurance brokerage firm known as Exchange Underwriters, and we've been successful over the last number of years of integrating the bankers and the insurance agents together to cross-refer business. We had success both on the commercial side of the bank as well as the personal lines side. As we look at the Ohio Valley market and West Virginia, we definitely will extend that same partnership between Exchange Underwriters and Community Bank to drive additional revenue through the insurance side of what we do, and we will be linking the commercial lenders with the commercial insurance producers and similarly with the consumer lenders and the personal lines producers of Exchange Underwriters to develop additional revenue through the insurance agency.

NOVEMBER 17, 2017 / 10:00AM EST, CBFV - CB Financial Services, Inc. Investor Call

Unidentified Participant

That's terrific, Pat. And can I assume when you all were doing the modeling on the merger that any of the -- any of those benefits from an insurance standpoint, increased insurance revenues for EU were not included in any of the merger assumptions -- in any of like the EPS moving forward, am I correct? Or did you include insurance?

Patrick G. O'Brien - CB Financial Services, Inc. - President and Director

Not in any type of -- in any significant way.

William G. Petroplus - First West Virginia Bancorp, Inc. - Chairman, CEO and President

That's Right. We did not model in additional earnings from Exchange, but I would recall that Rich Boyer, the President of Exchange, is also licensed in West Virginia.

Unidentified Participant

Okay, that's terrific. So that could present some upside opportunity moving forward that is not even contemplated in the existing modeling. And my last question, just so I am not monopolizing any other questions that are out there. The allowance for loan loss reserves of Progressive Bank, I know Community Bank has always had a very conservative, reserve take in loss provision and Progressive's is a little bit lower. Is that part of the charge in 2018 to boost reserves a bit to get it more in line with Community Banks' historical ratio? What are your thoughts about that?

Ralph Burchianti - CB Financial Services, Inc. - EVP of Credit Administration

I can take that. Their existing reserve -- this is Ralph Burchianti by the way. Their existing reserve is 1.7%, so actually they're higher than our reserve at this point. We think they're fairly conservative in their reserve calculation. So and we reviewed it, we think it's certainly adequate.

Patrick G. O'Brien - CB Financial Services, Inc. - President and Director

It goes away though.

Ralph Burchianti - CB Financial Services, Inc. - EVP of Credit Administration

That reserve by the way will go away, and we'll do a calculation, of course, establish a credit mark on the loan portfolio that we're purchasing. I think we modeled $2.5 million as credit mark, I believe.

Unidentified Participant

Okay. Now that's helpful. I appreciate all the answers, and congratulations to all of you. It sounds like an outstanding opportunity in the -- the math that you shared with us, Pat O'Brien, looks terrific as part of the contiguous locations. So makes a lot of strategic sense. Well, done guys, good luck.

Barron P. McCune - CB Financial Services, Inc. - Vice Chairman, CEO and Community Bank - Vice Chairman and CEO

Thanks for your support, Doug.

NOVEMBER 17, 2017 / 10:00AM EST, CBFV - CB Financial Services, Inc. Investor Call

Operator

(Operator Instructions) And you do have another question, caller, please state your name and ask your question.

Shanon Chase

This is Shanon Chase with FIG Partners. Just wanted to check, I saw you referring to the consensus earnings when you were talking about the 15% earnings accretion in 2019, are you using 207 for that?

Kevin D. Lemley - CB Financial Services, Inc. - CFO and Executive VP

This is Kevin Lemley. Yes. We used basically, First West Virginia's internal budget projections for that period absent any projected interest rate increases. So that number sounds reasonable.

Shanon Chase

So I had consensus for CBFV of 207 for 2019 and then what is that 15% earnings accretion from that, from what we see in the slides? Does that sound reasonable?

Kevin D. Lemley - CB Financial Services, Inc. - CFO and Executive VP

Yes, that sounds reasonable.

Operator

And your next question comes from the line of Michael Perito.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Maybe a question for Pat O’Brien. So looking on the slide deck here, and it says assumes $155 million of incremental loan growth from CBFV and FWVB funded through of redeployment of excess liquidity over the next 3 years. So I just want to make sure I am thinking about that in the right way. Is that essentially saying, if you break that down over the next 3 years, 2018, '19, and '20, you essentially expect to do about $50 million of net loan growth between the pro forma institution, which now will be funded by all that excess liquidity that you guys are bringing on versus before where that might have been more funded by some higher incremental cost funding?

Patrick G. O'Brien - CB Financial Services, Inc. - President and Director

That is correct.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Okay. And I guess, how much growth assumption of that $155 million is coming from FWVB versus the legacy CB franchise?

NOVEMBER 17, 2017 / 10:00AM EST, CBFV - CB Financial Services, Inc. Investor Call

Patrick G. O'Brien - CB Financial Services, Inc. - President and Director

We're still working on some of that budgeting to drill down to it, but we're not anticipating that, that growth will be as robust in the first couple of years from the traditional First West Virginia market. There is some revamping of the lending staff that needs to occur. And as we think about Pennsylvania though in the core market of CBFV, that's where our confidence lies in those growth numbers. As you know from us talking before, Mike, we know that the Pittsburgh market is a robust market right now, and we are making good inroads there as well as the core Community Bank markets of Washington County, in particular. So it's a strategy of taking those low-cost funds of the Ohio Valley and redeploying them in an aggressive way in the Greater Pittsburgh market, while we put in place people and processes to more effectively lend in the Ohio Valley market.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

That makes sense. And then the -- so obviously on day 1, the deal will be dilutive to your margin, Just because of the bigger investment portfolio you guys would be carrying. I guess, it seems like it's going to be about 50 basis points at the start. I guess, maybe, Kevin, I mean, how fast you guys think you can kind of redeploy and work that impact down over the next few years?

Kevin D. Lemley - CB Financial Services, Inc. - CFO and Executive VP

Well, the key is the deployment of the favorably priced cost of funds of the deposits from First West Virginia. And we've dedicated ourselves to trying to get that money redeployed as quickly as possible, but it is going to be slow and ramp up over the next 2 to 3 years.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Okay. Is there anything, I guess, in the investment portfolio that you guys are going to look to maybe sell and reposition or anything like that? Or is it pretty consistent with how you guys have run your investment portfolio historically?

Barron P. McCune - CB Financial Services, Inc. - Vice Chairman, CEO and Community Bank - Vice Chairman and CEO

It's very consistent with what we have done historically. But as you just noted, we will once we run some pro forma of the combined portfolio, we'll look for opportunities to restructure and improve yield at the same time.

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Okay. And then maybe a question for Pat O’Brien on capital or Pat McCune on capital, either/or. The TCE ratio seems like it's going to come into the 8% ballpark pro forma for the transaction. Is that feel like a nice level for you guys? I mean, is that a little lower than you would like to see it or maybe even a little higher? I mean, how do you guys think about kind of the capital position moving forward here after the deal is successfully closed later next year?

Barron P. McCune - CB Financial Services, Inc. - Vice Chairman, CEO and Community Bank - Vice Chairman and CEO

Pat O'Brien, you want to take that?

Patrick G. O'Brien - CB Financial Services, Inc. - President and Director

Sure. We traditionally, Mike, as you know, have run with a little healthier number there than 8.1%. And so would we look to probably build that up just a bit, we probably would, but it's not as we break into this new size company and the way we need to perform, operating at levels just slightly higher than that, probably makes sense to us.

NOVEMBER 17, 2017 / 10:00AM EST, CBFV - CB Financial Services, Inc. Investor Call

Michael Anthony Perito - Keefe, Bruyette, & Woods, Inc., Research Division - Analyst

Okay. Great. I guess, just one last question from me, if I can, on just -- it seems like looking at the pro forma numbers you've provided in the deck, which were helpful, the ROA should get back towards that 90 basis point, maybe a few bps higher range, by 2019, which will be good to see. I mean, as I look back, obviously, after FedFirst, you guys are running about 100 bps. I guess, what do you guys think it takes to kind of continue to close that gap beyond taking the cost saves out of this deal? I mean, is it -- as you move into 2020 and you get more of this liquidity deployed, you think that gets you there in and of itself? Or do you think there is other items that you need to focus on and try and help kind of get the level back to that 2015 level?

Patrick G. O'Brien - CB Financial Services, Inc. - President and Director

Yes. From an ROA perspective, Mike, I think in some of our recent discussions to get back up to 1% ROA is going to be a challenging thing. There is no doubt about it. We probably view somewhere a little bit north of 90 bps as a good place to be, where we are able to continue to reinvest in our company and reinvest in our people as well for that long-term health and long-term return. I don't see, again, going back to some of the questions earlier, redeploying the funds is going to be very important. We're going to work extremely hard to do that to get earning levels back up. Some of the synergy with Exchange Underwriters should throw off additional fee income for us as well that will help enhance that overall ROA. But beyond being prudent in our cost saves and managing our expenses and working very hard to redeploy our money safely and profitably is the key to that ROA number improving.

Operator

(Operator Instructions) And there are no more questions at this time.

Barron P. McCune - CB Financial Services, Inc. - Vice Chairman, CEO and Community Bank - Vice Chairman and CEO

All right. Well, thank you, everyone, who listened and participated in the call. Again, both banks are very excited about this transaction. We think it's the key to building an even more successful and stronger franchise, and we appreciate your support in doing so. Goodbye.

Patrick G. O'Brien - CB Financial Services, Inc. - President and Director

Thank you all. Thank you.

Operator

And this concludes today's conference call. You may now disconnect.